Exhibit 12

	Year Ended December 31,					September 30,
	1999	2000	2001	2002	2003	2003	2004
Computation of Earnings:
Income/(loss) before income taxes and cumulative effect of a change in accounting	$309	($217)	($444)	(145)	$119	$154	$152
Adjustments to income:
Add: Distributed income from less than 50% owned companies	4	4	2	5	9	4	8
Add: Fixed charges as presented below	384	409	469	355	398	293	281
Subtract: Interest capitalized	(1)	(1)	(1)		-1	0	0
Add: Amortization of interest previously capitalized	(1)	(1)	1		1

Earnings	$695	$194	$27	$215	$526	$451	$441

Computation of Fixed Charges:
Interest incurred	$367	$393	$455	$342	$356	$263	$253
Amortization of debt-related costs	6	3	2	2	23	17	17
Portion of rental expense representative of interest (1)	10	12	11	11	18	13	11
Interest capitalized	1	1	1		1

Total fixed charges	384	409	469	355	398	293	281

Preferred stock dividend requirements	23	3

Combined fixed charges and preferred stock dividends	$407	$412	$469	$355	$398	$293	$281

Ratio of earnings to fixed charges (2)	1.8	—	—	—	1.3	1.5	1.6
Ratio of earnings to combined fixed charges and preferred stock dividends (2)	1.7	—	—	—	1.3	1.5	1.6

(1) One-third of net rent expense is the portion deemed representative of the Interest factor.

(2) Earnings did not cover fixed charges and preferred stock dividends by:		($218)	($442)	($140)